                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-52196

                                   PROSPECTUS

                             Up to 2,677,647 Shares
                                K2 DIGITAL, INC.
                                  Common Stock

     This prospectus relates to the sale of up to 2,677,647 shares of our common stock which we may issue to Fusion Capital Fund II, LLC. Fusion Capital is referred to in this prospectus as the selling stockholder.

     On December 11, 2000, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC pursuant to which Fusion Capital agreed to purchase up to $12.0 million of our common stock in two tranches. The purchase price will be based upon the future market price of our common stock.

     We estimate that the maximum number of shares we will sell to Fusion Capital under the first tranche of the common stock purchase agreement will be 2,000,000. We will have the right under certain conditions to suspend and/or terminate the common stock purchase agreement without any payment or liability to Fusion Capital. Under the terms of the common stock purchase agreement, in connection with commencing the first tranche, Fusion Capital received 380,485 shares of our common stock and warrants to purchase 297,162 shares of common stock at an exercise price of $.01 per share as a commitment fee. This prospectus relates to the offer and sale from time to time by Fusion Capital of this aggregate of 2,677,647 shares. We will not receive any of the proceeds from the sale of the shares being offered by this prospectus; however, we may receive up to $6 million from the sale of shares to Fusion Capital under the common stock purchase agreement.

     Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "KTWO." On February 15, 2001, the last reported sale price for our common stock as reported on the Nasdaq SmallCap Market was $1.00 per share. We have applied to have the shares of common stock offered pursuant to this prospectus approved for trading on the Nasdaq SmallCap Market.

     Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 4 for a discussion of these risks.

     The selling stockholder is deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended. Any broker executing sell orders on behalf of the selling stockholder may be deemed to be an "underwriter." Commissions received by any broker may be deemed to be underwriting commissions.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               THE DATE OF THIS PROSPECTUS IS FEBRUARY 16, 2001.

                                TABLE OF CONTENTS

K2 Digital, Inc.........................................................       3

Risk Factors............................................................       4

The Financing Transaction...............................................      10

Selling Stockholder.....................................................      15

Plan of Distribution....................................................      16

Validity of Common Stock................................................      17

Experts.................................................................      17

About This Prospectus...................................................      17

Where You Can Find More Information.....................................      18

Incorporation by Reference..............................................      18

                                K2 DIGITAL, INC.

    K2 Digital, Inc., a strategic digital professional services company, provides consulting and development services including analysis, planning, systems design, creative, and implementation. Employing a proprietary process called W(3) Organizational Modeling, we construct user-centric digital channels that map to corporate goals. These channels include business-to-business and consumer Web sites, intranets, extranets, online media and wireless. Featured in the end-to-end service offerings are qualitative and quantitative research, usability labs to test graphical user interfaces, navigation, functionality and systems, positioning studies for online branding, strategic planning, e-commerce planning, business process reengineering, online media planning and buying, proprietary media partnerships, marketing strategies, Web design, creative services for online advertising (e.g., banners, rich media, interstitials), technical strategies, requirements specifications and programming. Our process-driven approach utilizes the strategic, conceptual, technical and marketing experience we have developed since 1993 to help multi-divisional and global companies maximize their Internet opportunities. Clients include ABB Ltd., Aetna Financial Services, Inc., Morgan Stanley Dean Witter & Co., Philips Electronics NV, Puerto Rico Convention Bureau, Silversea Cruises, Ltd., and WorldCom Inc.

    Our offices are located at 30 Broad Street, New York, New York 10004 and the telephone number is (212) 301-8800. Our Web site is located at www.k2digital.com; however, nothing contained on the site is incorporated into or a part of this prospectus.

                                  RISK FACTORS

    You should carefully consider the risks described below before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

    Certain statements made in this prospectus, and other written or oral statements made by or on behalf of K2 Digital, Inc., may constitute "forward-looking statements" within the meaning of the federal securities laws. When used in this prospectus, the words "believes," "expects," "estimates," "intends" and similar expressions are intended to identify forward-looking statements. Statements regarding future events and developments and our future performance, as well as our expectations, beliefs, plans, intentions, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Examples of such statements included or incorporated by reference in this prospectus include descriptions of our plans with respect to developing our business strategy, our continuing growth and our need for additional financing. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. We believe that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

    IF WE ARE UNABLE TO OBTAIN SUFFICIENT FUNDS TO GROW, AND INCUR A CASH FLOW DEFICIT, OUR BUSINESS COULD BE HARMED. Our focus is on increasing the volume of all of our services. In order to enhance and expand our operations, we have hired and will continue to hire additional personnel and have incurred and will continue to incur substantial expenses for:

    -        administration

    -        production

    -        technical resources

    -        marketing

    -        customer support

    -        infrastructure

    We had an operating cash flow deficit of $792,000 in fiscal 1997, operating cash flow of $474,000 in fiscal 1998, an operating cash flow deficit of $2,935,000 in fiscal 1999 and for the nine months ended September 30, 2000, an operating cash flow deficit of $1,265,000. We may require additional sources of financing in order to satisfy our working capital needs, which may be unavailable or prohibitively expensive. Should such financing be unavailable or prohibitively expensive when we require it, we would not be able to finance any expansion of our business and may not be able to satisfy our working capital needs, either of which would have a material adverse effect on our business, operating results and financial condition.

    Even if we are able to access all $12 million available under the common stock purchase agreement with Fusion Capital, we may still need additional capital to fully implement our business, operating and development plans. In addition, one result of the raising of additional capital through the common stock purchase agreement with Fusion Capital would be the issuance of additional shares of our common stock. The issuance of additional shares to Fusion Capital pursuant to the common stock purchase agreement could result in substantial dilution to our existing stockholders. We only have the right to receive $250,000 per month under the common stock purchase agreement unless our stock price equals or exceeds $4.00 per share.

    WE HAVE A RELATIVELY SHORT OPERATING HISTORY, HAVE INCURRED RECENT OPERATING LOSSES AND EXPECT FUTURE OPERATING LOSSES. Our gross revenues for the nine months ended September 30, 2000 and the years ended December 31, 1999, 1998 and 1997 were $5,544,000, $5,859,000, $6,420,000 and $7,501,000, respectively. Our net revenues, excluding media pass-through costs, for the nine months ended September 30, 2000 and the years ended December 31, 1999, 1998 and 1997 were $3,252,000, $3,705,000, $3,705,000 and $5,091,000, respectively, with income
(losses) from continuing operations of $(1,934,000), $750,000, $(1,672,000) and
$(1,241,000), respectively. Net loss was $1,934,000 for the nine months ended September 30, 2000, net income was $750,000 for fiscal 1999, $1,237,000 for fiscal 1998 and a net loss of $1,703,000 for fiscal 1997. Our net income of $750,000 in fiscal 1999 included $2,521,000 in gains from the sale of 86,492 shares of our stock in 24/7 Media, Inc. The Company did not sell any of its remaining 110,000 shares of 24/7 Media Inc. during the nine months ended September 30, 2000, and the market value of the shares of 24/7 Media Inc. held by the Company has declined substantially from previous levels. There can be no assurance that these holdings will increase in value, that revenue growth can be sustained, or that we will be profitable in the future.

    Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets and especially those in Internet and other computer related markets, many of which have or are experiencing extreme volatility and extended steep declines in their public and private equity market values. There can be no assurance that we will be successful in addressing these risks.

    WE MAY BE UNABLE TO CONTINUE MANAGING SUCCESSIVE RAPID GROWTH. We have experienced substantial growth in services to our customers and the number of our employees, which has resulted in:

    -     increased responsibility of management;

    - strain on management, administrative, operational, financial and technical resources; and

    -     increased demands on our management information systems and controls.

    There can be no assurance that we will effectively develop and implement systems, procedures or controls adequate to support our operations or that management will be able to achieve the rapid execution necessary to fully exploit all opportunities for our services. To manage our business and growth, we must continue to implement and improve our operational and financial systems and continue to expand, train and manage our employees. If we are unable to manage our business effectively, our business, operating results and financial condition will be materially adversely affected.

    OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE DO NOT CONTINUE DEVELOPING OUR MARKET STRATEGY. Our marketing efforts have expanded as the range of services which we offer has increased. In addition to developing strategic relationships with other companies and channel sources (those companies that seek to augment their businesses by directly or indirectly offering to their clients Web site services provided by us and other third parties), we also directly market our core creative services as well as the services of our media group.

    Should a channel source favor other providers of similar services, fail to effectively market our services as a result of the channel source's competitive position or otherwise, or not utilize our services to the extent anticipated, our business may be adversely affected. Our inability to recruit, manage or retain additional channel sources, or to provide services to even indirect competitors of existing clients or channel sources, or their inability to market our services effectively or provide timely and cost-effective customer support and service, could materially adversely effect our business, operating results and financial condition.

    PROJECT-ORIENTED CLIENTS DOMINATE OUR REVENUE BASE, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE. Since many of our clients engage us on a single project basis, clients from whom we generated substantial revenue in one period have not necessarily been a substantial source of revenue in a subsequent period. Additionally, costs are significantly higher with respect to single projects as compared to servicing a client on a multiple project or continuous basis. Due to our limited operating history and the emerging nature of the Internet, we cannot be sure whether our future relationships with clients will be on a project basis or on a longer term relationship basis. To the extent we do not generate repeat or ongoing business from our clients, we will incur higher sales and marketing expenses associated with attracting new clients as compared to lower expenses in obtaining additional business from existing clients.

    VOLATILITY OF TRADING MARKET MAY AFFECT YOUR INVESTMENT. The market price for our securities has been and may continue to be highly volatile. Factors such as our financial results, introduction of new products in the marketplace, and various factors affecting the advertising industry and the Internet generally, including extreme volatility and extended steep declines in equity market values of other Internet-related publicly traded companies, as well as sharp declines in private equity valuations of Internet-related privately-held companies, may have a significant impact on the market price of our securities, as well as price and volume volatility affecting small and emerging growth companies, in general, and not necessarily related to the operating performance of such companies.

    EVEN IF OUR STOCK PRICE DECREASES, WE MAY ELECT TO CAUSE PURCHASES OF OUR COMMON STOCK TO BE MADE UNDER THE COMMON STOCK PURCHASE AGREEMENT, CAUSING MORE SHARES TO BE OUTSTANDING AND RESULTING IN SUBSTANTIAL DILUTION. The purchase price for the common stock to be issued to the selling stockholder under the common stock purchase agreement will fluctuate based on the closing price of our common stock. See "The Financing Transaction--Purchase of Shares Under the Common Stock Purchase Agreement" for a detailed description of the purchase price and the relation of the purchase price to the percentage of the outstanding shares of our common stock issuable to Fusion Capital pursuant to the common stock purchase agreement.

    All shares registered in this offering will be freely tradeable. We expect that shares registered in this offering will be sold over a period of up to 24 months from the date of this prospectus. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity related securities in the future at a time and price we deem appropriate.

    If Fusion Capital purchased the full amount of shares purchasable under the first tranche of the common stock purchase agreement on the date of this prospectus, and assuming a purchase price per share of $1.00 (the closing sale price of the common stock on February 15, 2001), Fusion Capital would have been able to purchase 6,000,000 shares of our common stock under the common stock purchase agreement. In addition, Fusion Capital has already received 380,485 shares of common stock and warrants exercisable for 297,162 shares of common stock as a commitment fee. Assuming Fusion Capital's purchase under the first tranche of the common stock purchase agreement of a total of 2,000,000 shares of common stock on the date of this prospectus, those shares, along with the 677,647 shares already issued to Fusion Capital as a commitment fee, or issuable upon the exercise of warrants issued as a commitment fee, would represent 43.6% of the then outstanding common stock. This would result in significant dilution to the ownership interests of other holders of our common stock. Such dilution could be more significant if the trading price of our common stock is lower than the current trading price of our stock at the time Fusion Capital purchases shares of our common stock under the common stock purchase agreement, as a lower trading price would cause more shares of our common stock to be issuable to Fusion Capital. Although we have no present intention of selling more than 2,000,000 shares to Fusion Capital under the first tranche of the common stock purchase agreement, assuming the trading price of our common stock was $0.50 and a corresponding decrease in the purchase price under the common stock purchase agreement, 12,000,000 shares of common stock would be issuable to Fusion Capital under the first tranche, not including shares of common stock or warrants issued as a commitment fee. This would represent more than 77% of the then outstanding common stock.

    Although we have the right to block Fusion Capital's purchases under the common stock purchase agreement if our stock price is below $15.00 for three consecutive trading days, we may still elect to require Fusion Capital's purchase of shares under the common stock purchase agreement. We can require Fusion Capital to purchase additional shares if our closing sale price on each of the five trading days immediately prior to the first trading day of any 30-day period is at least $4.00, provided the closing sale price of our common stock during such 30-day period or periods is at least $4.00. In the event that we decide to issue a number of shares that represents greater than 20% of our outstanding shares of common stock, we would first seek stockholder approval. We presently intend to seek such stockholder approval in the first quarter of 2001. The purchase under the common stock purchase agreement of a significant percentage of our outstanding stock may result in substantial dilution to the ownership interests of other holders of our common stock. See page 11 for a table that shows the number of shares issuable and potential dilution based on varying market prices. Since we only plan to sell up to 2,000,000 shares to Fusion Capital under the common stock purchase agreement, our stock price will need to equal or exceed $3.00 per share for us to receive the maximum proceeds of $6 million under the common stock purchase agreement. Assuming a purchase price of $1.00 per share (the closing sale price of the common stock on February 15, 2001) and the purchase by Fusion Capital of the full amount of shares purchasable under the first tranche of the common stock purchase agreement, proceeds to us would only be $2,000,000 unless we choose to issue more than 2,000,000 shares, which we have the right to do.

    THE COMMON STOCK PURCHASE AGREEMENT COULD LEAD TO DOWNWARD PRESSURE ON OUR STOCK PRICE. Either actual dilution caused by sales of our common stock to Fusion Capital or the perception of such dilution by holders of our common stock could cause holders to elect to sell the shares of common stock held by them, which could cause the trading price of our common stock to decrease. Furthermore, a perception that sales of our common stock to Fusion Capital may lead to downward pressure on the trading price of our common stock could provide an incentive for selling which could also adversely affect the trading price of our common stock.

    POSSIBLE FUTURE DELISTING FROM NASDAQ. Our common stock is traded on the Nasdaq SmallCap Market. For continued inclusion on Nasdaq, listed companies are required to maintain a minimum closing bid price per share of at least $1. If the share price falls below $1 for 30 consecutive business days, the listed company is to be notified promptly and shall have a period of 90 calendar days to achieve compliance, which is achieved by having the share price close at or above $1 for 10 consecutive business days during the 90-day compliance period. A company which does not comply is subject to delisting from Nasdaq. Our common stock has recently traded below $1 per share, as reported by Nasdaq, and there can be no assurance that the trading price of our common stock will not close below $1 per share in the foreseeable future. We could therefore be subject to delisting from Nasdaq as described above.

    WE MAY BE UNABLE TO ATTRACT AND RETAIN QUALIFIED TECHNICAL PERSONNEL. Our success depends upon our key technical personnel and senior management. The loss of the services of these persons could materially adversely affect our ability to develop our business. Competition for qualified technical, sales and marketing, customer support, financial and accounting, and managerial personnel in the Internet industry is intense, and we cannot be certain that we will be able to retain our key personnel or that we can attract, integrate or retain other highly qualified personnel in the future. We have experienced in the past, and may continue to experience in the future, difficulty in hiring and retaining candidates with appropriate qualifications.

    FAILURE OF OUR COMPUTER SYSTEMS MAY DISRUPT OUR OPERATIONS. Our success largely depends on the uninterrupted operation of our computer and communications hardware systems. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We presently have very limited redundant systems. We do not have a formal disaster recovery plan and we carry limited business interruption insurance to compensate for any losses that may occur. Our servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, which could materially and adversely affect us.

    OUR BUSINESS MAY NOT GROW IF THE INTERNET, AS A MEDIUM OF COMMERCE AND COMMUNICATIONS, DOES NOT CONTINUE TO DEVELOP. Demand and market acceptance for recently introduced services and products like those offered by us are subject to a high level of uncertainty. The use of the Internet in marketing, advertising and commerce, particularly by those individuals and enterprises that have historically relied upon traditional means of marketing and advertising, generally requires the acceptance of a new way of conducting business and exchanging information. Enterprises that have already invested substantial resources in other means of conducting business and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing resources and infrastructure less useful. There can be no assurance that the market for our services will develop and if it fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our services do not achieve market acceptance, our business, operating results and financial condition will be materially adversely effected.

    Our ability to derive revenues will also depend upon a robust industry and the infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure or timely development of complementary products, such as high speed modems and bandwidths. Moreover, other critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, and quality of service) remain unresolved and may impact the growth of Internet use. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be and remain a viable commercial marketplace. If the infrastructure necessary to support the Internet's commercial viability is not developed, or if the Internet does not become a viable marketplace, our business, operating results and financial condition would be materially and adversely effected.

    TECHNOLOGICAL CHANGE MAY RENDER OUR SERVICE OBSOLETE. Our services, and the services and products we expect to offer in the future, are impacted by rapidly changing technology, evolving industry standards, emerging competition and frequent new service, software and other product introductions. There can be no assurance that we can successfully identify new business opportunities and develop and bring new services or products to market in a timely and cost-effective manner, or that services, products or technologies developed by others will not render our services or products noncompetitive or obsolete. In addition, there can be no assurance that services, products or enhancements introduced by us will achieve or sustain market acceptance or be able to effectively address compatibility, inoperability or other issues raised by technological changes or new industry standards. Our pursuit of technological advances may also require us to seek assistance from third parties.

    WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY. We believe that our success in our core business of interactive advertising is not dependent upon patents, copyrights or trademarks and we do not currently have any registered patents, copyrights or trademarks, although applications for various trademarks have been made. Consequently, we rely principally on a combination of common-law and statutory law to protect our proprietary information and know-how. We also utilize technology owned by third parties. There can be no assurance that licenses for any technology developed by third parties that might be required for our services would be available on reasonable terms, if at all.

    Although we do not believe that our services infringe the proprietary rights of any third parties, there can be no assurance that third parties will not assert claims based on our services or that any of those claims would not be successful. In addition, many of our competitors rely upon trade secret law. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our proprietary information, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation of this nature, whether or not successful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on our business, financial condition and operating results. Furthermore, parties making claims against us could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief which could directly or indirectly prohibit us from providing certain services and products. A judgment of this nature could have a material adverse effect on our business, financial condition and results of operations.

    ABSENCE OF DIVIDENDS. We have not paid any cash dividends on our common stock and do not anticipate paying any such cash dividends on our common stock in the foreseeable future. Earnings, if any, will be retained to finance future growth. Our ability to declare dividends on our common stock may be restricted by future financings or lenders, if any.

                            THE FINANCING TRANSACTION

GENERAL

    On December 11, 2000, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC ("Fusion Capital") pursuant to which Fusion Capital agreed to purchase up to $12 million of our common stock in two tranches. Each $6 million tranche is to be purchased over a period of up to twenty-four months, subject to a six month extension or earlier termination at our discretion. The selling price of the shares will be equal to the lesser of (1) $15.00 or (2) a price based upon the future market price of the common stock without any fixed discount to the market price.

    After all of the shares of our common stock purchasable under the first tranche of the common stock purchase agreement have been purchased by Fusion Capital, we have the right to deliver to Fusion Capital an irrevocable written notice stating that we elect to commence the second tranche. The obligation of Fusion Capital to commence the second tranche is subject only to customary conditions, all of which are outside the control of Fusion Capital.

PURCHASE OF SHARES UNDER THE COMMON STOCK PURCHASE AGREEMENT

    Under the common stock purchase agreement, Fusion Capital will purchase shares of our common stock by purchasing from time to time a specified dollar amount of our common stock. Subject to the limits on purchase and the termination rights described below, during each 30-day period during the term of the first tranche of up to 24 months, Fusion Capital will purchase $250,000 of our common stock. This amount may be decreased by us at any time. If our stock price equals or exceeds $4.00 per share, we have the right to increase this monthly amount up to the full remaining portion of the $6 million commitment. The selling price per share is equal to the lesser of:

    - the lowest sale price of our common stock on the day of submission of a purchase notice by Fusion Capital; or

    - the average of any five closing bid prices of our common stock, selected by Fusion Capital, during the 15 trading days prior to the date of submission of a purchase notice by Fusion Capital; or

    -     $15.00

    The selling price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction occurring during the fifteen (15) trading days in which the closing bid price is used to compute the purchase price. Notwithstanding the foregoing, Fusion Capital may not purchase shares of common stock under the common stock purchase agreement if Fusion Capital or its affiliates would beneficially own more than 9.9% of our then aggregate outstanding common stock immediately after the proposed purchase. If the 9.9% limitation is ever reached this shall not effect or limit Fusion Capital's obligation to fund the required monthly purchase amount of $250,000 or Fusion Capital's mandatory purchase obligation under the common stock purchase agreement.

    The following table sets forth the number of shares of our common stock that would be sold to Fusion Capital upon our sale of common stock under the first tranche of the common stock purchase agreement at varying purchase prices:

                   NUMBER OF SHARES
                 TO BE ISSUED UPON A            PERCENT OF OUR COMMON STOCK
ASSUMED      FULL PURCHASE OF THE FIRST     OUTSTANDING AS OF DECEMBER 31, 2000,
PURCHASE     TRANCHE OF THE COMMON STOCK    AFTER GIVING EFFECT TO THE ISSUANCE
 PRICE            PURCHASE AGREEMENT               TO FUSION CAPITAL(1)
--------     ---------------------------    ------------------------------------
$  0.50              2,677,647(2)                         43.6%
$  1.00(3)           2,677,647(2)                         43.6%
$  4.00              2,177,647                            38.6%
$ 10.00              1,277,647                            27.0%
$ 15.00              1,077,647                            23.7%

    Since we only plan to sell up to 2,000,000 shares to Fusion Capital under the common stock purchase agreement, our stock price will need to equal or exceed $3.00 per share for us to receive the maximum proceeds of $6 million under the common stock purchase agreement. Assuming a purchase price of $1.00 per share (the closing sale price of the common stock on February 15, 2001) and the purchase by Fusion Capital of the full amount of shares purchasable under the first tranche of the common stock purchase agreement, proceeds to us would only be $2,000,000 unless we choose to issue more than 2,000,000 shares, which we have the right to do.

OUR RIGHT TO PREVENT PURCHASES

    At any time or from time to time, so long as the closing sale price of our common stock has been below $15.00 for the most recent three trading days, we shall have the unconditional right to prevent any purchases effective upon three trading days prior notice. To the extent we need to use the cash proceeds of the sales of common stock under the common stock purchase agreement for working capital or other business purposes, we do not intend to restrict purchases under the common stock purchase agreement.

OUR RIGHT TO MANDATORY PURCHASES

    If the closing sale price of our common stock on each of the five trading days immediately prior to

--------

    (1) Based on 3,462,794 shares of common stock outstanding as of December 31, 2000. Includes the issuance of 380,485 shares of common stock issued to Fusion Capital and 297,162 shares of common stock issuable to Fusion Capital upon exercise of warrants issued to it as a commitment fee, and the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

    (2) We estimate that we will issue no more than 2,000,000 shares to Fusion Capital under the first tranche of the common stock purchase agreement, excluding the shares of common stock issued as a commitment fee, all of which are included in this offering. If more than 2,000,000 shares are issuable to Fusion Capital under the first tranche of the common stock purchase agreement, we currently intend to terminate the common stock purchase agreement without any payment or liability to Fusion Capital.

    (3) The closing price as of February 15, 2001 was $1.00.

the first trading day of any 30-day period is at least $4.00, we shall have the right to require purchase by Fusion Capital of part or all of the outstanding $6 million (in such amounts as determined by us), during such time or times as Fusion Capital shall determine during the next two 30-day periods, provided the closing sale price of our common stock during such 30-day period or periods is at least $4.00. Our right to require purchase by Fusion Capital shall be exercisable by written notice from us to Fusion Capital prior to the first trading day of any 30-day period.

OUR TERMINATION RIGHTS

    If at any time the closing sale price of our common stock for each of any ten consecutive trading days is below $15.00, we may, at any time within the next three trading days, give notice to Fusion Capital exercising our right to terminate the common stock purchase agreement. Such notice shall be effective three trading days after Fusion Capital receives such notice. We may not exercise our termination rights in anticipation of, or in connection with, a change of control or other major transaction unless the change of control or other major transaction has been publicly disclosed for at least 45 trading days.

EFFECT OF PERFORMANCE OF THE COMMON STOCK PURCHASE AGREEMENT ON K2 AND OUR STOCKHOLDERS

    All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 24 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital may ultimately purchase all of the shares of common stock issuable under the first tranche of the common stock purchase agreement, and it may sell all of the shares of common stock it acquires upon purchase. Therefore, the purchases under the common stock purchase agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to block purchases of the common stock purchase agreement and to require termination of the common stock purchase agreement in some cases.

NO SHORT-SELLING OR HEDGING BY FUSION CAPITAL

    Fusion Capital has agreed that neither it nor any of its affiliates will engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock purchase agreement.

EVENTS OF DEFAULT

    Generally, Fusion Capital may terminate the common stock purchase agreement without any liability or payment to K2 upon the occurrence of any of the following events of default:

    - if for any reason the shares offered by this prospectus cannot be sold pursuant to this prospectus for a period of 10 consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

    - suspension by the Nasdaq SmallCap Market of our common stock from trading for a period of 10 consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

    - our failure to satisfy any listing criteria of the Nasdaq SmallCap Market for a period of 10 consecutive trading days or for more than an aggregate of 30 trading days in any 365-day period;

    - (1) notice from our transfer agent to the effect that it intends not to comply with a proper request for purchase under the common stock purchase agreement of shares of common stock; (2) our failure to promptly confirm to the transfer agent Fusion Capital's purchase notice or (3) the failure of the transfer agent to issue shares of our common stock promptly upon delivery of a purchase notice;

    - any material breach of the representations or warranties or covenants contained in the common stock purchase agreement or any related agreements which has or which could have a material adverse affect on K2 subject to a cure period of 10 trading days;

    - if the number of shares to be issued to Fusion Capital reaches an aggregate amount that would require stockholder approval under Nasdaq regulations (to the extent not previously obtained and then required) or otherwise cause K2 to breach Nasdaq rules and regulations;

    - the removal or resignation of both Lynn Fantom as Chief Executive Officer of K2 and of Gary W. Brown as K2's Chief Operating Officer;

    -   a default of any payment obligation of K2 in excess of $1.0 million; or

    -   commencement of insolvency or bankruptcy proceedings by or against K2.

ADDITIONAL SHARES ISSUED TO FUSION CAPITAL

    Under the terms of the common stock purchase agreement, we have issued to Fusion Capital shares of our common stock, together with warrants to purchase shares of our common stock, equal to 12% of $6.0 million or an aggregate of 677,647 shares (including 297,162 shares issuable upon exercise of the warrants) as a commitment fee. The warrants have an exercise price of $0.01 per share and are exercisable for five years from the date of issue. Unless an event of default occurs, these shares must be held by Fusion Capital until the common stock purchase agreement has been terminated. On the date that the second tranche is commenced, Fusion Capital will be entitled to receive an additional commitment fee, payable in shares of our common stock, equal to 8% of $6.0 million, divided by the lower of (1) the average of the closing price of our common stock for the five consecutive trading days immediately preceding the trading day which is two trading days prior to the commencement of the second tranche and (2) the average of the closing price of our common stock for the five consecutive trading days immediately preceding the date the Company delivers notice to Fusion Capital of its intent to commence the second tranche.

NO VARIABLE PRICED FINANCINGS

    Until the termination of the common stock purchase agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced "equity-like" securities unless we have obtained Fusion Capital's prior written consent.

HOLDINGS OF FUSION CAPITAL UPON TERMINATION OF THE OFFERING

    Because Fusion Capital may sell all, some or none of the common stock offered by this prospectus, no estimate can be given as to the amount of common stock that will be held by Fusion Capital upon early termination of the offering.

USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder; however, we may receive up to $6 million from the sale of shares to Fusion Capital under the common stock purchase agreement. We are registering the shares for sale to provide the selling stockholder with freely tradable securities, but the registration of these shares does not necessarily mean that any of these shares will be offered or sold by the selling stockholder.

                               SELLING STOCKHOLDER

    The selling stockholder is Fusion Capital Fund II, LLC. Under the common stock purchase agreement, Fusion Capital agreed to purchase up to $12.0 million of our common stock in two tranches of $6.0 million. The purchase price of our common stock is based upon the future market price of our common stock. We will commence the first tranche with Fusion Capital after this registration statement is effective. At our sole option, we can require Fusion Capital to commence the second tranche and purchase up to an additional $6.0 million of our common stock.

    We estimate that the maximum number of shares we will sell to Fusion Capital under the first tranche of the common stock purchase agreement will be 2,000,000. We have the right under certain conditions to suspend and/or terminate the common stock purchase agreement without any payment or liability to Fusion Capital. We have issued 380,485 additional shares of common stock and warrants to purchase 297,162 shares of common stock at an exercise price of $.01 per share to Fusion Capital as a commitment fee in connection with the first tranche under the common stock purchase agreement. Unless an event of default occurs, these shares must be held by Fusion Capital until the common stock purchase agreement has been terminated. This prospectus relates to the offer and sale from time to time by Fusion Capital of these shares. The common stock purchase agreement is described in detail under the heading "The Financing Transaction."

    Notwithstanding the limitations set forth in the common stock purchase agreement, if Fusion Capital was to purchase all of the common stock issuable in the first tranche of the common stock purchase agreement, the 2,000,000 shares purchased, together with the 380,485 additional shares we issued to Fusion Capital, and the 297,162 which are issuable upon exercise of warrants issued to it, as a commitment fee, Fusion Capital would beneficially own 43.6% of our then outstanding common stock.

HOLDINGS OF FUSION CAPITAL UPON COMPLETION OF THIS OFFERING

    Following completion of this offering, Fusion Capital will beneficially own no more than 380,485 shares of common stock and warrants to acquire 297,162 shares of common stock. This aggregate of 677,647 shares issued or issuable as a commitment fee may be sold following termination of the common stock purchase agreement. All of these shares are deemed to be beneficially owned by Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and dispositive power of the shares being offered pursuant to this prospectus.

                              PLAN OF DISTRIBUTION

    The common stock offered by this prospectus is being offered by the selling stockholder, Fusion Capital Fund II, LLC. The common stock may be sold or distributed from time to time by the selling stockholder, or by donees or transferees of, or other successors in interests to, the selling stockholder, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire such common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

    -   ordinary brokers' transactions;

    - transactions involving cross or block trades or otherwise on the Nasdaq SmallCap Market;

    - purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

    - "at the market" to or through market makers or into an existing market for the common stock;

    - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

    -   in privately negotiated transactions; or

    -   any combination of the foregoing.

    In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and complied with.

    Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

    The selling stockholder is an "underwriter" within the meaning of the Securities Act of 1933. Any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

    Neither we nor the selling stockholder can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. At a time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling stockholder and any other required information.

    We will pay all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. K2 has also agreed to indemnify the selling stockholder and related persons against specified liabilities, including liabilities under the Securities Act.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of K2, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

FUSION CAPITAL AND ITS AFFILIATES HAVE AGREED NOT TO ENGAGE IN ANY DIRECT OR INDIRECT SHORT SELLING OR HEDGING OF OUR COMMON STOCK DURING THE TERM OF THE COMMON STOCK PURCHASE AGREEMENT

    We have advised the selling stockholder that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

    This offering will terminate on the earlier of (1) the date on which the shares are eligible for resale without restrictions pursuant to Rule 144(k) under the Securities Act or (2) the date on which all shares offered by this prospectus have been sold by the selling stockholder.

                            VALIDITY OF COMMON STOCK

    The validity of the common stock offered by this prospectus will be passed upon for us by Brown Raysman Millstein Felder & Steiner LLP, New York, New York.

                                     EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-KSB of K2 Digital, Inc. (formerly K2 Design, Inc.) for the year ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                              ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, a company that has the right to receive shares of our common stock may sell up to an aggregate of 2,667,647 shares of common stock in one or more offerings. This prospectus and any applicable prospectus supplement provided to you should be considered together with the additional information described under the heading "Where You Can Find More Information."

    The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered by this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements and other information with the Securities and Exchange Commission. Those reports, proxy statements and other information may be obtained:

    - At the Public Reference Room of the SEC, Room 1023 - Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

    - At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

    - At the offices of the Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

    - From the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.

    Some locations may charge prescribed rates or modest fees for copies. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330.

    This Prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this Prospectus regarding our business and our common stock and warrants, including certain exhibits. You can get a copy of the registration statement from the SEC at the addresses listed above or from its Internet Web site.

                           INCORPORATION BY REFERENCE

    We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

    (a) Our Annual Report on Form 10-KSB for the year ended December 31, 1999, filed with the SEC on March 30, 2000;

    (b) Definitive Proxy Statement on Schedule 14A dated April 28, 2000;

    (c) Our Quarterly Report on Form 10-QSB for the quarter ended March 31,
        2000;

    (d) Our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000;

    (e) Our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000;

    (f) Our Current Report on Form 8-K dated April 24, 2000;

    (g) Our Current Report on Form 8-K dated July 11, 2000;

    (h) Our Current Report on Form 8-K dated December 19, 2000;

    (i) The description of our common stock and warrants contained in the Registration Statement on Form SB-2, filed with the Commission on July 17, 1996 (File No. 333-4319).

    All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment hereto indicating that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the respective dates of filings of such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    We undertake to provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such documents should be directed to our Chief Financial Officer at 30 Broad Street, 16th Floor, New York, New York 10004. Telephone requests for such copies should be directed to the Chief Financial Officer at (212) 301-8800.

                             UP TO 2,677,647 SHARES

                                K2 DIGITAL, INC.

                                  COMMON STOCK

                                 ---------------

                                   PROSPECTUS

                                 ---------------


                                FEBRUARY 16, 2001


                                TABLE OF CONTENTS


SECTION                                                                    PAGE
-------                                                                    ----
K2 Digital, Inc.                                                             3
Risk Factors                                                                 4
The Financing Transaction                                                   10
Selling Stockholder                                                         15
Plan of Distribution                                                        16
Validity of Common Stock                                                    17
Experts                                                                     17
About This Prospectus                                                       17
Where You Can Find More Information                                         18
Incorporation by Reference                                                  18